1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD GOLDBERG richard.goldberg@dechert.com +1 212 649 8740 Direct +1 212 698 0640 Fax

November 4, 2010

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561
Attention: John Dana Brown, Justin Dobbie

Re:	Greektown Superholdings, Inc.
Amendment No. 1 to Form S-4
Filed November 4, 2010
File No. 333-169476

Ladies and Gentlemen:

Greektown Superholdings, Inc. (the “Company”) has today submitted to the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to Form S-4 (“Amendment No. 1 to Form S-4”), originally filed with the Commission on September 17, 2010. On behalf of the Company, we respond to the comments raised by the staff of the Commission (the “Staff”) in the letter dated October 14, 2010, from Justin Dobbie to George Boyer, Executive Chairman of the Board of the Company. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. To aid and supplement the Staff’s review, we are also providing supplementally marked copies of the revised version of Amendment No. 1 to Form S-4 filed today showing changes made from the original version of the Form S-4 filed on September 17, 2010. All page numbers in our responses refer to the Amendment No. 1 to Form S-4 filed today on EDGAR.

General

1.

We note that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman and Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The Company is registering the exchange offer described in Amendment No. 1 to Form S-4 in reliance on the Commission’s position contained in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman and Sterling, SEC No-Action Letter (July 2, 1993).

We are filing herewith a representation letter by the Company containing the required representations.

Signatures, page 11-3

2.	Please revise to provide the signatures required for each additional registrant.

Response:

The signature pages have been revised to provide the signatures for each of the additional registrants.

Exhibit 5.1

3.

The legality opinion must address the laws of the states of incorporation of all registrants, the states of incorporation of all guarantors, and the state governing the indenture. We note in the Table of Additional Registrants preceding the outside cover page of the prospectus that several guarantors are organized or incorporated in the state of Michigan. We also note from Section 13.08 of the indenture filed as exhibit 4.3 and incorporated by reference to the Form 8-K filed on July 2, 2010 that the governing law of the indenture is the State of New York. However, the first sentence of the penultimate paragraph of the opinion limits the opinion to “the federal laws of the United States of America and the General Corporation Law of the State of Delaware (including the statutory provisions and reported judicial decisions interpreting such law).” Please revise the legality opinion to address the laws of the states of incorporation of all registrants, the states of incorporation of all guarantors, and the state governing the indenture.

Response:

The indenture filed as Exhibit 4.3 is governed by the laws of the State of New York and the legality opinion has been revised to address the laws of the State of New York. The registrant and one of the guarantors are incorporated in Delaware. The remaining guarantors are incorporated in Michigan and a separate opinion has been obtained with respect to the laws of the State of Michigan. The revised legality opinion is filed as Exhibit 5.1 to Amendment No.1 to Form S-4, including as an exhibit the additional opinion with respect to the laws of the State of Michigan.

* * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 212.649.8740. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Richard A. Goldberg
Richard A. Goldberg
Partner

cc:	George Boyer
Executive Chairman of the Board
Greektown Superholdings, Inc.
555 East Lafayette
Detroit, Michigan 48226